SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sagent Pharmaceuticals, Inc.

(Name of Subject Company)

Sagent Pharmaceuticals, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78669210

(CUSIP Number of Class of Securities)

Allan Oberman

Chief Executive Officer

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

Copies To:

George P. Stamas

William B. Sorabella

Alexander D. Fine

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 8.01 of the Current Report on Form 8-K filed by Sagent Pharmaceuticals, Inc. (“Sagent”) on July 11, 2016 (including all exhibits attached thereto), is incorporated herein by reference.

Important Information to Investors

The Offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC. At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov or by contacting Michael Ward, the Company’s Chief Legal Officer and Corporate Secretary either by telephone at (847) 908-1600 or by e-mail at MWard@sagentpharma.com.

Forward Looking Statements

To the extent that statements contained in this communication are not descriptions of historical facts regarding Sagent, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this communication involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Except as required by law, Sagent is under no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Sagent’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the Company with the SEC.